Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Tweets related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

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Tweet: Incredible news that @TXAG Paxton is withdrawing from the State AG lawsuit to block the @TMobile & @Sprint merger! Texas knows that the #NewTMobile will create jobs and deliver 5G to rural areas of the state and beyond! Key info: http://newtmobile.com [link to the news release of the Office of the Attorney General of Texas below]

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Tweet: Great to see @NevadaAG Ford withdraw from the State AG lawsuit, too! He recognizes that #NewTMobile will create competition and bring affordable broadband access to Nevada and across the US, especially in rural areas! #5Gforall Key info: http://www.NewT-Mobile.com [link to the news release of the Office of the Attorney General of Nevada below]

AG Paxton Announces Settlement Agreement with T- Mobile on Sprint Merger

November 25, 2019

Attorney General Ken Paxton today announced that his office reached a settlement with T-Mobile resolving the state’s antitrust claims against the proposed merger of mobile wireless telecommunications service providers Sprint and T-Mobile. The agreement is designed to prevent the New T-Mobile from increasing prices for wireless services on Texans for five years after the merger is complete. The agreement also commits the New T-Mobile to build out a 5G network throughout Texas, including rural areas of our state, during the next six years.

“My office is responsible for protecting consumers and this settlement ensures that the New T-Mobile is not in a position to overcharge Texans for wireless service, and at the same time, obligates the New T-Mobile to invest in a high-quality 5G network that will serve the needs of Texas’ growing economy, or face stiff financial penalties,” said Attorney General Paxton. “Our objectives in joining the initial lawsuit were to protect Texans from unnecessary price hikes and to ensure that Texans living in both urban and rural areas will not get stuck with substandard service as the market for wireless telecommunication services evolves to adopt new standards of technology with the power to transform the Texas economy. This agreement achieves those objectives.”

Terms of the agreement include requirements that the New T-Mobile:

•	Give all Texas customers access to the same or better unlimited talk, text, and data rate plans as those offered by T-Mobile as of the date of the agreement for the next five years;

•	Give all Texas customers access to T-Mobile limited data rate plans at a cost far below what is currently offered in the industry;

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Commit to provide 5G wireless broadband coverage to areas where most Texans live, including most Texans living in rural portions of the state within the next three years and to expand that 5G coverage dramatically within the next six years;

•	Offer Texas residents that are currently employed by Sprint and T-Mobile substantially similar employment with the New T-Mobile.

Attorney General Ford Negotiates Settlement for T-Mobile-Sprint Merger Prioritizing Nevada Jobs

November 25, 2019

State of Nevada secures commitments to preserve Nevada jobs and enhance opportunities for minorities, women, Native American tribes and underserved populations

Carson City, NV - Today, Nevada Attorney General Aaron D. Ford announced a settlement resolving his concerns with the planned merger between T-Mobile and Sprint. AG Ford initially joined other states in opposing the merger, expressing concerns about how a decrease in competition could affect local jobs, innovation and the economic market as a whole. However, AG Ford and his office have been working with T-Mobile and Sprint to negotiate specific settlement terms in the best interests of Nevada consumers and employees.

“With this settlement, T-Mobile and Sprint have demonstrated their commitment to preserve Nevada jobs, deploy a high speed 5G network across the State covering 83 percent of our rural communities, and offer low-price plans,” said AG Ford. “Beyond these benefits, the New T-Mobile will make a significant investment to enhance service to our Native American Tribal communities, contribute to programs that enhance opportunities for minorities, women and small businesses. Because of these commitments, I can now support a merger that will preserve Nevada jobs and benefit consumers throughout our State.”

Highlights of the key commitments in the settlement include:

Deploy 5G Network: Within three years of the close of the merger, the New T-Mobile will deploy a 5G network in Nevada with at least 64 percent of the State’s population having access to download speeds equal to or greater than 100 Mbps.

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Within six years of the close, the network will cover at least 94 percent of Nevada’s general population and 83 percent of Nevada’s rural population, with access to download speeds equal to or greater than 100 Mbps.

Low-Price Mobile Plan Commitment: For at least six years, the New T-Mobile will offer all Nevada consumers new, low-priced plans that include unlimited talk, text and at least 2 GB of data for $15 per month, and 5 GB of data for $25 per month. Furthermore, the New T-Mobile will incrementally increase the amount of data provided under both plans, so that each plan’s data allotment will nearly double within four years.

Broadband Access for Education Commitment: Nevada will receive the full benefit of New T-Mobile’s nationwide broadband Internet access program, providing free connectivity and equipment to households with school-age children.

Commitment to Preserve Nevada Jobs:

•	All retail T-Mobile and Sprint employees in Nevada will receive an offer of employment with the New T-Mobile, with comparable duties and wages;

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The New T-Mobile will also maintain the existing Sprint call center in Las Vegas by converting it to a New T-Mobile Customer Experience Center, continuing to employ at least 450 employees for the entire six-year term of the agreement;

•	The agreement protects the rights of employees to participate in unions or organized labor; and

•	The New T-Mobile will launch a paid apprentice program, selecting between 10 and 15 apprentices per year, including at least three management or professional trainees;

Philanthropic Contribution for Minorities, Women, Small Businesses and Nevada Native-American Tribes: The New T-Mobile will make a charitable contribution of $30,000,000 in three equal installments to fund programs through grants that enhance entrepreneurial opportunities for, and expand small businesses owned by, minorities and women in the State of Nevada. The recipients of these grants for the use of the charitable contribution will be at the discretion of Nevada’s attorney general. Funds may also be used to pre-pay or reimburse costs associated with eligible broadband improvements made for the benefit of Nevada’s Native American Tribes under a program administered by the Nevada Governor’s Office of Science, Innovation and Technology.

As a result of this settlement, the State of Nevada will withdraw as a plaintiff from the multistate litigation pending before District Judge Victor Marrero in the Southern District of New York.

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Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.